

Mail Stop 4631

August 23, 2017

<u>Via E-mail</u>
Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

> **Re:** **ATI Modular Technology Corporation**
> **Amendment No. 11 to Registration Statement on Form 10-12G**
> **Filed August 16, 2017**
> **File No. 000-55699**

Dear Mr. Perkins:

We have reviewed your filing and have the following comment.

Amendment 11 to Registration Statement on Form 10-12G filed August 16, 2017

Financial Statements

Balance Sheets, page 33 and 48

1. We note your response to comment 1 of our letter dated August 4, 2017 and have the following comments:

   - Please relabel your Deferred Revenue balance sheet line item and related Note 5 Deferred Revenue to better characterize the nature of these amounts. For example, a description such as deferred vendor allowances – related parties should be used;
   - Revise the language in Note 5 to clearly indicate, if true, that you have not received any quarterly fees from Yilaime. In this regard, change your statement that "The Company receives $250,000…" to something similar to "The Company has the right to receive…"; and,
   - Please quantify in Note 5 the related and offsetting amount of accounts receivable you have recorded in connection with the Sales and Support Services Agreement.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Staff Accountant, at (202) 551-369 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Anthony R. Paesano, Esq.